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                               UNITED STATES                  OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION    OMB Number:
                          WASHINGTON, D.C.  20549          Expires:
                                                           Estimated average
                                                           burden
                                FORM 12b-25                hours per response

                        NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                 0-23588

(CHECK ONE): [ ] Form 10-K  [ ] Form 11-K    [ ] Form 20-F    CUSIP NUMBER
             [X] Form 10-Q  [ ] Form N-SAR                      70357810

                      For Period Ended:  August 31, 1997

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Paul-Son Gaming Corporation
Full Name of Registrant
N/A
Former Name if Applicable
1700 Industrial Road
Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada  89102
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could to be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable to incorporate new financial information in its report prior to the prescribed filing date without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Kirk Scherer                   702              384-2425
              (Name)                  (Area Code)     (Telephone Number)

(2)   Have  all  other  periodic  reports  required  under
      Section 13 or 15(d) of the Securities Exchange Act [X] Yes [ ] No of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


(3) Is it anticipated that any significant change in [X] Yes [ ] No results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If   so,  attach  an  explanation  of  the  anticipated  change,   both
    narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See "Attachment A"


                       Paul-Son Gaming Corporation
              (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   October 15, 1997          By  /s/ Kirk Scherer
                                     Kirk Scherer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b- 25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3.  A  manually  signed copy of the form and amendments  thereto  shall  be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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                          ATTACHMENT A

The registrant anticipates reporting a loss of approximately ($448,239), or approximately ($0.13) per share, for the quarter ended August 31, 1997, as compared to net income of $322,036, or $0.10 per share, for the quarter ended August 31, 1996.